Exhibit 99(a)(1)(ix)
                                  PRESS RELEASE


Five Star Products, Inc.                   Contacts:  Charles Dawson, President
777 Westchester Avenue                     Phone:     973-428-4600
White Plains, New York 10604
                                           For Immediate Release
                                           February 6, 2004


                 Five Star Products, Inc. Announces Tender Offer
             To Purchase Up To 5,000,000 Shares Of Outstanding Stock

New York, February 6, 2004 - Charles Dawson, President of Five Star Products, Inc. (OTCBB: FSPX) today announced that Five Star Products will repurchase up to 5,000,000 shares, or approximately 30% of its shares of common stock currently outstanding, through a tender offer for the shares at $0.21 per share.

Under the tender offer, stockholders will have the opportunity to sell part or all of their shares to Five Star at the cash purchase price of $0.21 per share. If more than the maximum number of shares sought is tendered, tendering stockholders owning fewer than 100 shares will have their shares purchased without pro-ration and other shares will be purchased pro rata. Stockholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by Five Star Products.

The offer is not conditioned on a minimum number of shares being tendered. Five Star Products will pay for the shares purchased and for all related fees and expenses out of available funds and cash on hand. The offer to purchase shares will begin February 6, 2004 and expire on March 16, 2004, unless extended.

Neither Five Star Products nor its board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of such stockholder's shares in the offer and has not authorized any person to make any such recommendation.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Five Star Products common stock. The offer is made by the tender offer materials, including the Offer to Purchase, dated February 6, 2004, and the related Letter of Transmittal. The Offer to Purchase, Letter of Transmittal and other related materials will be available free of charge from Five Star Products. The Offer to Purchase, Transmittal Letter, and other related materials are being mailed to stockholders on February 6, 2004, and will be made available for distribution to beneficial owners. Stockholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Five Star Products is engaged in the wholesale distribution of home decorating, hardware and finishing products. It serves over 3,500 independent retail dealers in twelve states making Five Star Products one of the largest distributors of its kind in the Northeast. The company operates two state-of-the-art warehouse facilities located in Newington, CT and East Hanover, NJ. All operations are coordinated from the Company's NJ headquarters. Five Star Products offers products from leading manufactures such as Cabot Stain, William Zinsser & Company, Dap, General Electric, Stanley Tools, USG, Minwax, and 3M Corporation. The Company's success can be attributed to a continuous commitment to provide customers with the highest level of service at competitive prices.

The forward-looking statements contained herein relating to Five Star Products reflect Five Star Products' management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of Five Star Products, including, but not limited to the risks and uncertainties detailed in Five Star Products' periodic reports and registration statements filed with the Securities and Exchange Commission.